Exhibit 99.3

GATES VENTURES, LLC

KiOR, Inc.

13001 Bay Park Road

Pasadena, Texas 77507

Attention: Chief Financial Officer

Attention: General Counsel

Facsimile: 281-694-8799

October 18, 2013

Ladies and Gentlemen:

We refer to (i) that certain Class A Common Stock Purchase Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”), entered into as of the date hereof, by and among KiOR, Inc., a Delaware corporation (“KiOR” and together with each of its Subsidiaries , the “Company”), and Gates Ventures, LLC, a Washington limited liability company (“Gates Ventures”); and (ii) that certain Registration Rights Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Registration Rights Agreement”), entered into as of the date hereof, by and among KiOR and Gates Ventures.

This letter agreement sets forth certain additional terms with respect to, and constitutes a material inducement upon which Gates Ventures is relying and will continue rely in connection with, the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Purchase Agreement.

1.                                      Acknowledgement of Futures Interests and Futures Transactions of Gates Ventures. KiOR acknowledges that Gates Ventures, its Affiliates, and its and their respective equityholders, employees, managers, agents, and entities with respect to which any of the foregoing exercises investment discretion (collectively, “GV”) may from time to time invest in futures, options, and related contracts (“Futures Interests”) traded on or pursuant to the rules of futures exchanges in the United States (“Futures Transactions”). For the avoidance of doubt, “Futures Interests” do not include Swaps, as defined in section 1a(47) of the Commodity Exchange Act, except to the extent a particular Swap is required for purposes of Position Limits Requirements, as defined below, to be aggregated with Futures Transactions.  KiOR further acknowledges that GV may be or become subject to reporting, position limit and position aggregation requirements under the provisions of the Commodity Exchange Act, rules promulgated by the Commodity Futures Trading Commission, and other rules of applicable futures exchanges (such provisions and rules, as currently existing or as subsequently amended or supplemented, are referred to as the “Position Limits Requirements”).

2.                                      No Futures Interests and Futures Transactions by the Company. KiOR represents and warrants to GV that the Company holds no rights to any Futures Interests, does not engage in Future Transactions, and has no plans to enter into Futures Transactions or to otherwise acquire any Futures Interests. KiOR acknowledges, however, that if the Company were to acquire Futures Interests following consummation of any of the transactions contemplated by the Purchase Agreement, the Company’s positions could be attributed to GV for purposes of determining GV’s compliance with any applicable Position Limits Requirements.

3.                                      Gates Ventures Consent Rights. Accordingly, KiOR agrees that, for so long as GV holds or has the right to acquire five percent (5%) or more of: (a) the outstanding Class A Common Stock, (b) the outstanding common stock of KiOR or any of its subsidiaries, or (c) the outstanding voting rights of KiOR or any of its subsidiaries, KiOR will not, and will cause each of its subsidiaries not to, acquire, hold, own, or control positions in any Futures Interests without the prior written consent of GV.  In requesting consent, KiOR will, and will cause each applicable subsidiary to, promptly provide to GV (i) detailed information related to the reasons for the request and the scope of the proposed transactions and (ii) any other information that GV reasonably requests. GV may withhold its consent if GV determines, in its sole discretion, that the proposed acquisition, holding, ownership, or control of Futures Interests by KiOR or such subsidiary could require GV, at any time, to aggregate any of the Futures Interests of KiOR or such subsidiary with GV’s Futures Interests under any Position Limits Requirements. If GV consents to such a request, KiOR will, and will cause each of its subsidiaries to, cooperate on an ongoing basis with GV and KiOR will, and will cause each of its subsidiaries to, promptly provide to GV and any futures exchange or regulatory authority any information that GV or such exchange or regulator may request regarding Futures Transactions by, and the positions in Futures Interests of, KiOR and its subsidiaries.

4.                                      Required Filings. KiOR will, and will cause each of its subsidiaries to, make all required filings and obtain all required approvals prior to constructing, operating or acquiring any interest (direct or indirect) in a utility, utility holding company or other entity or asset subject to subject to regulation under the Federal Power Act (16 U.S.C. 791, et seq.) (the “FPA”), as amended from time to time, or similar state energy utility laws or regulations (collectively, “Energy Utility Requirements”), and otherwise will, and will cause each of its subsidiaries to, comply with Energy Utility Requirements.

5.                                      Information Rights. KiOR will, and will cause each of its subsidiaries to, notify Gates Ventures as soon as practicable of any proposed construction, operation or acquisition of any interest in a utility, utility holding company or other entity or asset subject to regulation under the FPA.  KiOR will, and will cause each of its subsidiaries to, use commercially reasonable efforts to consult, cooperate and coordinate with Gates Ventures with respect to any filings and approvals required in respect of Gates Ventures under Energy Utility Requirements.

6.                                      FERC Certification.  Any utility or other entity or asset subject to regulation under the FPA that is constructed, operated or owned (directly or indirectly) by KiOR or any of its subsidiaries shall be either an exempt wholesale generator or a qualifying facility (as such terms are defined under applicable law), and KiOR will maintain, or will cause the downstream owner or operator of such utility, entity or asset to maintain, a certification with the Federal Energy Regulatory Commission to that effect.

7.                                      Incorporation of Provisions from the Purchase Agreement. The provisions of Sections 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.10 and 8.11 of the Purchase Agreement are incorporated by reference to this letter agreement, mutatis mutandis, for all purposes and with the same effect as if fully set forth herein, with appropriate modification as the context may require.

8.                                      Termination. This letter agreement will terminate and be of no further force and effect (except as otherwise set forth herein) on the earlier to occur of (a) the written agreement of the parties and (b) the valid termination of the Purchase Agreement in accordance with the terms thereof; provided that this Section 8 and the provisions of Sections 8.2 and 8.7 of the Purchase Agreement incorporated hereto will survive the termination of this letter agreement.

* * *

Should this letter agreement correctly set forth our understanding on the matters set forth above, please countersign below and return to us a copy.

Sincerely,

GATES VENTURES, LLC

By:
Name:
Title:

Acknowledged and Agreed:

KIOR, INC.

By:
Name:
Title:

[Signature Page to Letter]